# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EQV Ventures Acquisition Corp., CIK 0002021042
CUSIP: G3106N109
Title of class of securities: Class A ordinary shares, par value $0.0001, per share
Address of issuer's principal executive offices: 1090 Center Drive, Park City, Utah (UT), 84098
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002021041

## Reporting persons
- EQV Ventures Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: EQV Ventures Acquisition Corp.
Address of issuer's principal executive offices: 1090 Center Drive, Park City, UT 84098

## Item 2. Person Filing
Name of person filing: This statement is filed by EQV Ventures Sponsor LLC, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 1090 Center Drive, Park City, UT 84098
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) with respect to the Reporting Person is set forth in Rows 5-11 of the cover page, and is incorporated herein by reference.
Percent of class: The information set forth in row 11 of the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The information set forth in row 5 of the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The information set forth in row 6 of the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The information set forth in row 7 of the cover page to this Schedule 13G is incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The information set forth in row 8 of the cover page to this Schedule 13G is incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- EQV Ventures Sponsor LLC: /s/ Tyson Taylor, Tyson Taylor/President and Secretary (03/04/2026)